UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Nephros, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

640671103
(CUSIP Number)

Kristopher M. Hansen, Esq. Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, New York 10038 (212) 806-5400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).

SOUTHPAW ASSET MANAGEMENT LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
a. ☐ b. ☒

3	SEC Use Only
4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization

Delaware

Number of shares of Common Stock Beneficially Owned By Each Reporting Person With	7	Sole Voting Power
0

	8	Shared Voting Power
616,614

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
616,614

11	Aggregate Amount Beneficially Owned by Each Reporting Person

616,614

12	Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions)

☒

13	Percent of Class Represented By Amount in Row (11)

1.5%

14	Type of Reporting Person (See Instructions)

PN

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).

SOUTHPAW HOLDINGS LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
a. ☐ b. ☒

3	SEC Use Only
4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization

Delaware

Number of shares of Common Stock Beneficially Owned By Each Reporting Person With	7	Sole Voting Power
0

	8	Shared Voting Power
616,614

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
616,614

11	Aggregate Amount Beneficially Owned by Each Reporting Person

616,614

12	Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions)

☒

13	Percent of Class Represented By Amount in Row (11)

1.5%

14	Type of Reporting Person (See Instructions)

OO

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).

KEVIN WYMAN

2	Check the Appropriate Box if a Member of a Group (See Instructions)
a. ☐ b. ☒

3	SEC Use Only
4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization

United States

Number of shares of Common Stock Beneficially Owned By Each Reporting Person With	7	Sole Voting Power
0

	8	Shared Voting Power
616,614

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
616,614

11	Aggregate Amount Beneficially Owned by Each Reporting Person

616,614

12	Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions)

☒

13	Percent of Class Represented By Amount in Row (11)

1.5%

14	Type of Reporting Person (See Instructions)

IN

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).

HOWARD GOLDEN

2	Check the Appropriate Box if a Member of a Group (See Instructions)
a. ☐ b. ☒

3	SEC Use Only
4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization

United States

Number of shares of Common Stock Beneficially Owned By Each Reporting Person With	7	Sole Voting Power
0

	8	Shared Voting Power
616,614

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
616,614

11	Aggregate Amount Beneficially Owned by Each Reporting Person

616,614

12	Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions)

☒

13	Percent of Class Represented By Amount in Row (11)

1.5%

14	Type of Reporting Person (See Instructions)

IN

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).

SOUTHPAW CREDIT OPPORTUNITY MASTER FUND LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
a. ☐ b. ☒

3	SEC Use Only
4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization

United States

Number of shares of Common Stock Beneficially Owned By Each Reporting Person With	7	Sole Voting Power
0

	8	Shared Voting Power
450,722

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
450,722

11	Aggregate Amount Beneficially Owned by Each Reporting Person

450,722

12	Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions)

☒

13	Percent of Class Represented By Amount in Row (11)

1.1%

14	Type of Reporting Person (See Instructions)

OO

Item 1. Security and Interest

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D filed on October 23, 2007 (the “Original Schedule 13D”), as amended and supplemented by the Amendment No. 1 to the Original Schedule 13D filed on May 30, 2008 (“Amendment No. 1”, and collectively with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”). This Amendment No. 2 relates to the common stock, par value $0.001 per share (the “Common Stock”), of Nephros, Inc. (the “Company”), and is being filed on behalf of the Reporting Persons (as defined below). The address of the principal executive offices of the Company is 3960 Broadway, New York, New York 10032.

Item 2. Identity and Background

(a), (f) This statement is filed by (i) Southpaw Asset Management LP, a Delaware limited partnership (“Southpaw Management”), (ii) Southpaw Holdings LLC, a Delaware limited liability company (“Southpaw Holdings”), (iii) Kevin Wyman, a citizen of the United States, (iv) Howard Golden, a citizen of the United States and (v) Southpaw Credit Opportunity Master Fund LP, a Cayman Islands limited partnership (“Master Fund”) (the persons mentioned in (i), (ii) (iii), (iv) and (v) are referred to as the “Reporting Persons”).

(b) The business address of each of the Reporting Persons is Four Greenwich Office Park, Greenwich, CT 06831.

(c) Southpaw Management provides investment management services to private individuals and institutions, including Master Fund and GPC 76 LLC, a Delaware limited liability company (the “Managed Account”). Southpaw Holdings serves as the general partner of Southpaw Management. The principal occupation of Mr. Wyman and Mr. Golden is investment management. Master Fund serves as a master fund investment vehicle for investments by Southpaw Credit Opportunity Fund (FTE) Ltd., a Cayman Islands exempted company, and Southpaw Credit Opportunity Partners LP, a Delaware limited partnership.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

The Reporting Persons consider the ownership of the shares of Common Stock to be an investment.

Except as set forth elsewhere in the Schedule 13D, none of the Reporting Persons have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company (other than upon exercise of the Class B Warrants to purchase shares of Common Stock (the “Warrants”) held by the Managed Account) or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its securities, (iii) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (iv) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change in the Company’s business or corporate structure, (vii) changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (viii) causing a class of the securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (x) any action similar to any of those enumerated above. However, the Reporting Persons retain their rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer

(a)       As of August 28, 2009, the Managed Account is a direct beneficial owner of 165,892 shares of Common Stock of the Company (the “Managed Account Shares”), which consists of (i) 39,008 shares of Common Stock held for its own account and (ii) 126,884 shares of Common Stock that can be obtained by the Managed Account upon exercise of the Warrants. The Managed Account Shares represent 0.4% of the Company’s outstanding shares of Common Stock. As of August 28, 2009, Master Fund is a direct beneficial owner of 450,722 shares of Common Stock of the Company (the “Master Fund Shares” and, together with the Managed Account Shares, the “Shares”) held for its own account. The Master Fund Shares represent 1.1% of the Company’s outstanding shares of Common Stock. Southpaw Management serves as the investment manager of the Managed Account and Master Fund and receives a performance-based and an asset-based fee for managing the investments of the Managed Account and Master Fund; Southpaw Holdings is the general partner of Southpaw Management and Mr. Wyman and Mr. Golden are principals of Southpaw Holdings. By reason of such relationships, Southpaw Management, Southpaw Holdings, Mr. Wyman and Mr. Golden may be deemed to be indirect beneficial owners of the Shares. The Shares represent 1.5% of the Company’s outstanding shares of Common Stock. The percentages of class specified above (and in the cover pages to this Amendment No. 2) are calculated on the basis of 40,225,110 shares of Common Stock issued and outstanding as reported in the Company’s 10-Q filed with the Commission on August 14, 2009 (the “10-Q”), increased by the aggregate number of shares issuable upon exercise of the Warrants held by the Managed Account.

(b)       Southpaw Management, Southpaw Holdings, Mr. Wyman and Mr. Golden have the power to vote and dispose of the Shares. The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the Shares. Pursuant to Rule 13d-4, Southpaw Management, Southpaw Holdings, Mr. Wyman and Mr. Golden disclaim all such beneficial ownership.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

Pursuant to the Investor Rights Agreement (as defined in the Original Schedule 13D), certain holders other than Lambda Investors LLC (“Lambda”) have agreed to vote any shares of Common Stock or other voting securities of the Company held by them for the election (or removal if directed by Lambda) of two individuals nominated for election to the Board of Directors of the Company by Lambda. Each of such holders has granted Lambda an irrevocable proxy to vote such Common Stock or voting securities in connection with any vote on such matters. As a result of such rights, the Investor Rights Agreement may be deemed to create a group of which the Managed Account and Master Fund are members pursuant to Rule 13d-5 promulgated under the Act. Each of the Reporting Persons disclaims the existence of a group, and this Statement shall not be construed as an admission that a group exists.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of the Original Schedule 13D is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated as of August 28, 2009, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 28, 2009

Southpaw Credit Opportunity Master Fund LP

By:	Southpaw GP LLC,
its general partner

By:
Name: Kevin Wyman
Title: Managing Member

Southpaw Asset Management LP

By:	Southpaw Holdings LLC,
its general partner

By:
Name: Kevin Wyman
Title: Managing Member

Southpaw Holdings, LLC

By:
Name: Kevin Wyman
Title: Managing Member

Kevin Wyman

Howard Golden

Exhibit Index

Exhibit No.	Description
1	Joint Filing Agreement, dated as of August 28, 2009, by and among the Reporting Persons.